FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Group Corporate Affairs 500 Bourke Street, Melbourne Victoria 3000 Australia www.nabgroup.com ABN 12 004 044 937

ASX Announcement

Monday, 21 August 2006

Bank of New Zealand General Disclosure Statement

National Australia Bank today released the General Disclosure Statement for the Bank of New Zealand. This is prepared quarterly to meet a regulatory requirement.

Due to the transition to the New Zealand equivalents to International Financial Reporting Standards it is important to review the notes section if making comparisons with prior periods.

For example, the introduction of fair value for financial instruments added pre-tax income of NZ$33 million not included as income in the prior period.

Full details of the Bank of New Zealand performance will be provided at the 2006 full year profit announcement on November 3.

For further information:

Brandon Phillips	Kim Lovely
Group Manager, External Relations	External Relations Manager
T 03 8641 3857	T 03 8641 4982
M 0419 369 058	M 0406 035 243

Paul Manovella
Manager Investor Relations
T 03 8641 3740
M 0409 799 180

Bank of New Zealand
General Short Form Disclosure Statement

For the nine months ended 30 June 2006

No. 42

General Short Form Disclosure Statement
For the nine months ended 30 June 2006

This General Short Form Disclosure Statement has been issued by Bank of New Zealand for the nine months ended 30 June 2006 in accordance with the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005 (the “Order”).

In this General Short Form Disclosure Statement, unless the context otherwise requires:

a) “Banking Group” means Bank of New Zealand and all of its controlled entities; and

b) Words and phrases defined by the Order have the same meanings.

Contents

Bank of New Zealand Corporate Information

Ultimate Parent Bank

Directorate

Interim Financial Statements

Credit Ratings

Conditions of Registration

Directors’ Statement

Bank of New Zealand and Controlled Entities

Bank of New Zealand Corporate Information

Address for Service

The name of the Registered Bank is Bank of New Zealand (referred to either by its full name or as the “Bank” or the “Company”) and its address for service is Level 14, BNZ Tower, 125 Queen Street, Auckland, New Zealand.

Details of Incorporation

The Bank was incorporated on 29 July 1861 under The New Zealand Bank Act 1861. On 14 March 1989, the Bank became, by virtue of an Order in Council made pursuant to section 4 of the Bank of New Zealand Act 1988, a company limited by shares incorporated and registered under the Companies Act 1955. On 24 March 1997, the Bank was reregistered under the Companies Act 1993.

Voting Securities and Power to Appoint Directors

National Australia Group (NZ) Limited, National Australia Bank Limited and National Equities Limited are the only holders of a direct or indirect qualifying interest in the voting securities of the Bank. There are 2,470,997,499 voting securities of the Bank. National Australia Group (NZ) Limited is the registered and beneficial holder of 2,470,997,499 voting securities. Neither National Australia Bank Limited (the ultimate parent company) nor National Equities Limited (the immediate parent company of National Australia Group (NZ) Limited) is the registered or the beneficial holder of any of the voting securities of the Bank but each has a relevant interest in all of such securities by virtue of National Australia Group (NZ) Limited being related to them in terms of section 5(7) of the Securities Markets Act 1988.

The ultimate parent company has the power under the Bank’s constitution to appoint any person as Director of the Bank or to remove any person from the office of Director, from time to time by giving written notice to the Bank. All appointments of Directors must be approved by the Reserve Bank of New Zealand.

Guarantors

The material obligations of the Bank are not guaranteed.

Insurance Business

The Banking Group does not conduct any Insurance Business, as defined in clause 3(i) of Bank of New Zealand’s Conditions of Registration set out on pages 41 and 42.

Ultimate Parent Bank

Ultimate Parent Bank and Address for Service

The ultimate parent bank of Bank of New Zealand is National Australia Bank Limited whose address for service is Level 13, 140 William Street, Melbourne, Victoria 3000, Australia.

Legally Enforceable Restrictions that may Materially Inhibit National Australia Bank Limited’s Legal Ability to Provide Material Financial Support to Bank of New Zealand

National Australia Bank Limited does not guarantee the obligations of Bank of New Zealand.

Pursuant to the Banking Act 1959 (Cth), the Australian Prudential Regulation Authority has issued a legally enforceable prudential standard which restricts associations between an authorised deposit-taking institution (such as National Australia Bank Limited) and its related entities.

Any provision of material financial support to Bank of New Zealand by National Australia Bank Limited would need to comply with the following pertinent requirements of the prudential standard:

1.               National Australia Bank Limited should not undertake any third-party dealings with the prime purpose of supporting the business of Bank of New Zealand. National Australia Bank Limited must avoid giving any impression of its support unless there are formal legal arrangements in place providing for such support.

2.               National Australia Bank Limited should not hold unlimited exposures to Bank of New Zealand.

3.               National Australia Bank Limited should not enter into cross-default clauses whereby a default by Bank of New Zealand on an obligation (whether financial or otherwise) is deemed to trigger a default of National Australia Bank Limited in its obligations.

4.               In determining limits on acceptable levels of exposure to Bank of New Zealand, the Board of Directors of National Australia Bank Limited should have regard to the level of exposures which would be approved for unrelated entities of broadly equivalent credit status, and the impact on National Australia Bank Limited’s stand-alone capital and liquidity positions, as well as its ability to continue operating, in the event of a failure of any related entity to which National Australia Bank Limited is exposed.

5.               National Australia Bank Limited’s exposure to Bank of New Zealand cannot exceed 50% of National Australia Bank Limited’s stand-alone capital base, and its aggregate exposure to all related authorised deposit-taking institutions cannot exceed 150% of that capital base. Exposures in excess of these limits require the prior approval of the Australian Prudential Regulation Authority.

The Australian Prudential Regulation Authority has broad powers under the Banking Act 1959 (Cth) to give legally enforceable directions to National Australia Bank Limited in circumstances, for example, where it considers that National Australia Bank Limited has not complied with prudential standards or that it is in the interests of National Australia Bank Limited’s deposit holders to do so. In the event that National Australia Bank Limited becomes unlikely to be able to meet its obligations or is about to suspend payments, the Australian Prudential Regulation Authority has the power to take control of National Australia Bank Limited’s business or appoint an administrator to National Australia Bank Limited’s affairs.

The priority of the creditors of National Australia Bank Limited in the event that National Australia Bank Limited is unable to meet its obligations is governed by various Australian laws, including the Banking Act 1959 (Cth). That Act provides that the assets of National Australia Bank Limited in Australia are to be available to meet its deposit liabilities in Australia in priority to all other liabilities.

Directorate

Communications addressed to the Directors and responsible persons, or any of them, may be sent to Level 14, BNZ Tower, 125 Queen Street, Auckland, New Zealand.

Change in Directors

Change in Directors of the Bank since the date of the previous Disclosure Statement, being 13 June 2006, is as follows:

Ross Edward Pinney, retired as a Director on 28 July 2006.

Responsible Persons

Messrs. Thomas Kirriemuir McDonald and Peter Leonard Thodey, whose occupations, professional qualifications, countries of residence, and directorships are disclosed in the General Disclosure Statement for the six months ended 31 March 2006, have been authorised in writing to sign this Disclosure Statement in accordance with section 82 of the Reserve Bank of New Zealand Act 1989, on behalf of the other Directors, being:

Cameron Anthony Clyne
Edwin Gilmour Johnson
Dr. Susan Carrel Macken
Heughan Bassett Rennie, C.B.E., Q.C.
Janine Laurel Smith
John Douglas Storey, O.N.Z.M.

Income Statement
For the nine months ended 30 June 2006

		Consolidated
		Unaudited	Unaudited	Unaudited
		9 Months	9 Months	12 Months
Dollars in Millions	Note	30/6/06	30/6/05	30/9/05

Interest income		2,795	2,328	3,163
Interest expense		1,980	1,589	2,175
Net interest income		815	739	988
Gains less losses on financial instruments at fair value	2	108	55	76
Other operating income		266	282	383
Total operating income		1,189	1,076	1,447
Operating expenses		538	540	733
Total operating profit before impairment losses on credit exposures and income tax expense		651	536	714
Impairment losses on credit exposures	12	36	17	34
Total operating profit before income tax expense		615	519	680
Income tax expense		190	145	160
Net profit from continuing activities		425	374	520
Net profit from discontinued operations	8	23	7	5
Net profit attributable to shareholder of Bank of New Zealand		448	381	525

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the previous reporting periods. Please refer to Note 1 Principal Accounting Policies and Note 28 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

Statement of Recognised Income and Expense
For the nine months ended 30 June 2006

		Consolidated
		Unaudited	Unaudited	Unaudited
		9 Months	9 Months	12 Months
Dollars in Millions	Note	30/6/06	30/6/05	30/9/05

Changes in items recognised directly in equity during the period:
Net actuarial losses on defined benefit pension plan		—	—	(2)
Net change in asset revaluation reserve		—	—	2
Net change in foreign currency translation reserve		7	(1)	—
Net change in cash flow hedge reserve		(1)	—	—
Total changes in items recognised directly in equity during the period		6	(1)	—
Net profit attributable to shareholder of Bank of New Zealand		448	381	525
Total recognised income and expense for the period	17	454	380	525

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the previous reporting periods. Please refer to Note 1 Principal Accounting Policies and Note 28 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

Balance Sheet
As at 30 June 2006

		Consolidated
		Unaudited	Unaudited	Unaudited
Dollars in Millions	Note	30/6/06	30/6/05	30/9/05

Assets
Cash and balances with central banks	4	127	196	132
Due from other financial institutions	5	1,008	392	720
Trading securities	6	3,527	1,584	1,163
Other money market placements	7	991	728	615
Assets held for sale	8	604	—	—
Investments – available for sale	9	50	—	—
Investments – held to maturity	10	55	1,022	1,072
Loans and advances to customers	11	41,303	36,582	37,829
Derivative financial instruments		1,538	855	897
Amounts due from related entities		184	179	170
Property, plant and equipment		90	570	554
Deferred tax assets		111	125	159
Goodwill and other intangible assets		62	105	107
Other assets		677	612	565
Total assets		50,327	42,950	43,983

Financed by:
Liabilities
Due to central banks and other financial institutions	14	2,746	2,500	1,685
Other money market deposits	15	9,553	7,546	8,081
Trading liabilities		266	117	245
Liabilities associated with assets held for sale	8	49	—	—
Deposits from customers	16	21,957	20,318	20,685
Derivative financial instruments		1,672	1,497	1,321
Bonds and notes		3,876	638	583
Amounts due to related entities		5,207	6,173	7,114
Current tax liabilities		47	12	12
Deferred tax liabilities		69	97	63
Subordinated loans from related entities		1,205	905	905
Other liabilities		699	504	501
Total liabilities		47,346	40,307	41,195

Shareholder’s equity
Contributed equity		1,451	1,451	1,451
Reserves	18	2	(1)	2
Retained profits		1,528	1,193	1,335
Total shareholder’s equity	17	2,981	2,643	2,788
Total liabilities and shareholder’s equity		50,327	42,950	43,983

Each of the 2,470,997,499 ordinary shares entitles the shareholder to one vote at any meeting of shareholders.

The paid in capital is included in tier one capital of the Banking Group.

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the previous reporting periods.  Please refer to Note 1 Principal Accounting Policies and Note 28 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

Cash Flow Statement
For the nine months ended 30 June 2006

	Consolidated
	Unaudited	Unaudited	Unaudited
	9 Months	9 Months	12 Months
Dollars in Millions	30/6/06	30/6/05	30/9/05

Cash flows from operating activities
Cash was provided from:
Interest income	2,741	2,245	3,079
Net trading income and derivative financial instruments	—	158	174
Other income	407	411	550

Cash was applied to:
Interest expense	(1,939)	(1,562)	(2,117)
Net trading income and derivative financial instruments	(99)	—	—
Operating expenses	(549)	(523)	(686)
Net cash flows from operating activities before changes in operating assets and liabilities	561	729	1,000
Changes in operating assets and liabilities arising from cash flow movements
Cash was provided from:
Decrease in due from other financial institutions (term)*	307	90	—
Increase in deposits from customers*	1,272	1,314	1,681
Increase in due to central banks and other financial institutions (term)*	282	1,182	—
Increase in other liabilities	178	—	—

Cash was applied to:
Increase in due from other financial institutions (term)*	—	—	(276)
Increase in loans and advances to customers*	(3,475)	(2,633)	(3,899)
Increase in other assets	(209)	(82)	(91)
Increase in other money market placements*	(376)	(143)	(30)
Increase in trading securities and trading liabilities*	(2,344)	(828)	(315)
Decrease in due to central banks and other financial institutions (term)*	—	—	(147)
Decrease in other liabilities	—	(88)	(324)
Net changes in operating assets and liabilities	(4,365)	(1,188)	(3,401)
Net cash flows from operating activities before income tax	(3,804)	(459)	(2,401)

Cash was applied to:
Taxes and subvention payments	(130)	(132)	(213)
Net cash flows from operating activities	(3,934)	(591)	(2,614)

*       The amounts shown represent the net cash flows for the interim financial period.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the previous reporting periods.  Please refer to Note 1 Principal Accounting Policies and Note 28 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

		Consolidated
		Unaudited	Unaudited	Unaudited
		9 Months	9 Months	12 Months
Dollars in Millions	Note	30/6/06	30/6/05	30/9/05

Cash flows from investing activities
Cash was provided from:
Proceeds on maturity of investments – available for sale		—	5	5
Proceeds on maturity of investments – held to maturity		1,037	1,813	2,612
Proceeds from sale of controlled entities	8	—	—	50
Proceeds from sale of property, plant and equipment		70	78	117

Cash was applied to:
Acquisition of intangible assets		(18)	(4)	(9)
Purchase of investments – held to maturity		—	(1,953)	(2,791)
Purchase of property, plant and equipment		(167)	(181)	(247)
Net cash flows from investing activities		922	(242)	(263)

Cash flows from financing activities
Cash was provided from:
Increase in bonds and notes*		3,293	109	54
Increase in other money market deposits*		1,486	—	—
Increase in subordinated loans from related entities		300	—	—
Other related entity funding*		—	1,432	2,380

Cash was applied to:
Decrease in other money market deposits*		—	(848)	(313)
Ordinary dividend		(335)	(235)	(235)
Other related entity funding*		(1,921)	—	—
Net cash flows from financing activities		2,823	458	1,886
Net decrease in cash and cash equivalents		(189)	(375)	(991)
Cash and cash equivalents at beginning of period		(1,062)	(71)	(71)
Cash and cash equivalents at end of period		(1,251)	(446)	(1,062)

Cash and cash equivalents at end of period comprises:
Cash and balances with central banks (call)	4	127	139	132
Due from other financial institutions (call)	5	686	186	91
Due to central banks and other financial institutions (call)	14	(2,064)	(771)	(1,285)
Total cash and cash equivalents		(1,251)	(446)	(1,062)

*       The amounts shown represent the net cash flows for the interim financial period.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the previous reporting periods.  Please refer to Note 1 Principal Accounting Policies and Note 28 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

		Consolidated
		Unaudited	Unaudited	Unaudited
		9 Months	9 Months	12 Months
Dollars in Millions	Note	30/6/06	30/6/05	30/9/05

Reconciliation of net profit attributable to shareholder of Bank of New Zealand to net cash flows from operating activities
Net profit attributable to shareholder of Bank of New Zealand		448	381	525

Add back non-cash items in net profit:
Depreciation and amortisation expense		80	114	149
Increase in accrued interest payable		40	26	56
Increase in other operating expenses		—	21	42
Increase in provision for tax		72	15	—
Movement in allowance for impairment losses on credit exposures	12	36	18	37
Movement in provision for impairment losses on non-financial assets		—	—	11
Unrealised gains less losses on financial instruments at fair value		—	90	75

Deduct non-cash items in net profit:
Decrease in provision for tax		—	—	(52)
Decrease in other operating expenses		(8)	—	—
Increase in accrued interest receivable		(16)	(18)	(1)
Other non-cash interest items		(14)	(49)	(54)
Revaluation gains on property, plant and equipment		—	—	(2)
Unrealised gains less losses on financial instruments at fair value		(207)	—	—

Deduct operating cash flows not included in profit:
Net change in operating assets and liabilities		(4,365)	(1,188)	(3,401)

Add investing or financing cash flows included in profit:
Loss on sale of property, plant and equipment		—	—	1

Deduct investing or financing cash flows included in profit:
Gain on sale of operating lease assets		—	(1)	—

Net cash flows from operating activities		(3,934)	(591)	(2,614)

Netting of cash flows

Certain cash flows (as indicated by *) are shown net as these cash flows are received and disbursed on behalf of customers and therefore reflect the activities of customers rather than those of the Bank.

Cash and cash equivalents consist of cash and short term, highly liquid investments that are readily convertible to known amounts of cash and are subject to insignificant risk of changes in value.

Movements in cash and cash equivalents do not represent a cash inflow in the normal sense. Rather, they represent changes in the net inter-bank funding on the balance sheet dates. These balances fluctuate widely in the normal course of business.

The accounting policies and other notes form part of, and should be read in conjunction with, these interim financial statements.

Due to the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts on 1 October 2005, some numbers in the current financial period may not be comparable to the previous reporting periods.  Please refer to Note 1 Principal Accounting Policies and Note 28 Transition to New Zealand Equivalents to International Financial Reporting Standards for further details.

Notes to and Forming Part of the Interim Financial Statements
For the nine months ended 30 June 2006

Note 1 Principal Accounting Policies

These interim financial statements are general purpose financial reports prepared in accordance with the requirements of the Financial Reporting Act 1993, Companies Act 1993 and the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005.

These interim financial statements have been prepared in accordance with New Zealand Generally Accepted Accounting Practice (“NZ GAAP”). NZ GAAP comprises New Zealand equivalents to International Financial Reporting Standards (“NZ IFRS”) and other applicable Financial Reporting Standards and Interpretations as appropriate for profit-orientated entities. The Banking Group adopted NZ IFRS on 1 October 2005.

The accounting policies used in the preparation of these interim financial statements are consistent with the accounting policies used in the preparation of the General Disclosure Statement for the six months ended 31 March 2006.

Under NZ IFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards, the Banking Group’s final opening balance sheet is to be prepared in accordance with the accounting policies effective as at the date of its first complete set of NZ IFRS compliant financial statements, being 30 September 2006.

These accounting policies may need to be adjusted when applied to the first complete set of NZ IFRS compliant financial statements to reflect the effects of both changes in financial reporting requirements arising from new or revised standards or interpretations subsequent to the date of preparation of these interim financial statements, or changes in the Banking Group’s circumstances or operations.

Statement of compliance and comparative amounts

Compliance with NZ IFRS ensures that these interim financial statements and the notes thereto, comply with International Financial Reporting Standards. These interim financial statements have been prepared in accordance with NZ IFRS including NZ IAS 34 Interim Financial Reporting.

Comparatives for the nine months ended 30 June 2005 and year ended 30 September 2005 have been restated, where appropriate, to comply with NZ IFRS. The Banking Group has chosen to take advantage of the exemption available within NZ IFRS 1 and has not restated comparatives in respect of the application of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts. Reconciliations of NZ IFRS income statement, balance sheet and equity for the year ended 30 September 2005 and the nine months ended 30 June 2005 to that previously published under NZ GAAP are contained within note 28.

Comparative information relating to 30 September 2005 is disclosed in this General Short Form Disclosure Statement as being unaudited. This is because Ernst & Young have performed an independent audit review of the impact of the transition to NZ IFRS on this comparative information rather than a full-scope audit. The next full-scope audit will be performed for the year ending 30 September 2006.

In preparing information to comply with the requirements of NZ IFRS 1, the Banking Group has applied exemptions relating to the following areas of transition to NZ IFRS:

•                  business combinations undertaken prior to 1 October 2004 have not been restated;

•                  the fair value of certain items of property, plant and equipment as at 1 October 2004 have been deemed as cost at that date;

•                  any foreign currency revaluation reserves have been set to zero as at 1 October 2004;

•                  no adjustment for share based payments granted by the Bank’s ultimate parent, National Australia Bank Limited, on or before 7 November 2002 has been reflected in the interim financial statements; and

•                  certain previously recognised financial instruments have been designated on initial recognition as at 1 October 2005 as financial assets or financial liabilities at fair value through profit or loss.

Changes in accounting policies

In addition to the adoption of NZ IFRS, the Banking Group applied a change in accounting policy on 1 October 2005 in accordance with NZ IAS 37 Provisions, Contingent Liabilities and Contingent Assets in respect of provisions for maintenance recognised on motor vehicles leased through its wholly owned controlled entity, Custom Fleet (NZ) Limited. Previously maintenance expense had been recorded through the income statement when incurred. A maintenance provision has been created to accrue the total estimated maintenance expense over the life of the lease on a straight line basis. Actual expenditure is matched against the provision and any provision remaining at the termination of the lease is taken to the income statement.

The revised accounting policy matches the lease revenue and expense. The change had the following impact on the interim financial statements:

Dollars in Millions	30/6/06	30/6/05	30/9/05

Balance sheet
Other liabilities	—	9	9
Liabilities associated with assets held for sale	9	—	—
Retained earnings – balance at beginning of period	(6)	(6)	(6)
Deferred tax assets	—	3	3
Assets held for sale	3	—	—

It is not practicable to determine the amount of the adjustment that would be required had the policy been applied to periods other than those presented in the interim financial statements, as retrospective information is not available from management information systems.

Income Statement Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
	9 Months	9 Months	12 Months
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 2 Gains less Losses on Financial Instruments at Fair Value
Net gain in the fair value of financial assets designated at fair value through profit or loss	6	—	—
Net gain in the fair value of financial liabilities designated at fair value through profit or loss	11	—	—
Ineffectiveness arising from hedging relationships	15	—	—
Net gain attributable to derivatives used for hedging purposes that do not qualify as designated and effective hedging instruments	1	—	—
Other trading income:
Foreign exchange trading derivatives	75	51	51
Interest rate related trading derivatives	(1)	3	23
Net gain in the fair value of financial assets and liabilities held for trading	2	1	2
Bid/offer adjustment	(1)	—	—
Total gains less losses on financial instruments at fair value	108	55	76

Included in the net gain in the fair value of financial assets designated at fair value through profit or loss for the nine months ended 30 June 2006 is $7 million of losses relating to the movement in the fair value of derivatives used for hedging purposes that do not qualify as designated and effective hedging instruments.

Note 3 Segment Analysis

Business segments

For the purposes of this note a business segment is a distinguishable component of the entity that is engaged in providing groups of related products and services and that is subject to risks and returns that are different from those of other business segments. Separate financial information for each segment is reported to the Board of Directors and Managing Director for the purposes of evaluating performance.

The Banking Group’s business is organised into four operating segments: Financial Services New Zealand, Corporate and Institutional Banking, Other and Discontinued Operations. Financial Services New Zealand is the retailing arm of the Banking Group, providing a full range of financial services to customers. Corporate and Institutional Banking is responsible for the Banking Group’s relationships with large corporations and institutions. It comprises Corporate Banking, Financial Institutions, Markets, Specialised Finance and a services unit. Other includes segments which are not considered to be separate reportable operating segments. Discontinued Operations refer to the Banking Group’s fleet management and car leasing business. Refer to note 8 for details on the sale of these operations.

Revenues and expenses directly associated with each business segment are included in determining their result. Transactions between business segments are based on agreed recharges between segments. Segment revenue represents revenue directly attributable to a segment and a portion of the Banking Group’s revenue that can be allocated to a segment on a reasonable basis. Segment result represents segment revenue less segment expenses and impairment losses on credit exposures and before income taxes.

	Consolidated
	Financial	Corporate and
	Services	Institutional		Discontinued
Dollars in Millions	New Zealand	Banking	Other	Operations	Total

For the nine months ended 30 June 2006 (Unaudited)
Segment revenue	947	167	75	—	1,189
Segment result	451	112	52	35	650

For the nine months ended 30 June 2005 (Unaudited)
Segment revenue	882	130	64	—	1,076
Segment result	387	93	39	9	528

For the year ended 30 September 2005 (Unaudited)
Segment revenue	1,181	174	92	—	1,447
Segment result	507	114	59	6	686

Asset Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 4 Cash and Balances with Central Banks
Notes and coins	127	139	132
Loans and advances to central banks	—	57	—
Total cash and balances with central banks	127	196	132

Cash and balances with central banks were recorded as:
At amortised cost	127	196	132
Total cash and balances with central banks	127	196	132

Note 5 Due from Other Financial Institutions
Transaction balances with other financial institutions	169	151	87
Securities purchased under agreements to resell with other financial institutions	204	89	522
Loans and advances due from other financial institutions	635	152	111
Total amounts due from other financial institutions	1,008	392	720

Due from other financial institutions comprise of:
Call advances	686	186	91
Term advances	322	206	629
Total amounts due from other financial institutions	1,008	392	720

Due from other financial institutions were recorded as:
At amortised cost	491	392	720
Designated at fair value through profit or loss	517	—	—
Total amounts due from other financial institutions	1,008	392	720

Note 6 Trading Securities
Treasury bills	1,392	256	179
Government securities	174	118	83
Bank bills	1,686	877	553
Promissory notes	233	268	337
Other securities	42	65	11
Total trading securities	3,527	1,584	1,163

Included in trading securities as at 30 June 2006 were assets of $164 million encumbered through repurchase agreements

(30 June 2005: $108 million; 30 September 2005: $49 million) and $949 million used to secure deposit obligations (30 June

2005: nil; 30 September 2005: nil).

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 7 Other Money Market Placements
Money market placements with non-financial institutions	651	496	615
Securities purchased under agreements to resell with non-financial institutions	340	232	—
Total other money market placements	991	728	615

Other money market placements were recorded as:
At amortised cost	340	728	615
Designated at fair value through profit or loss	651	—	—
Total other money market placements	991	728	615

Note 8 Investments in Controlled Entities

Incorporation of controlled entities

BNZ International Funding Limited, a wholly owned controlled entity of Bank of New Zealand, was incorporated on 2 June 2005, with contributed equity of $100,000. The purpose of this entity is to generate offshore wholesale funding for the Banking Group through the issuance of commercial paper and medium term debt securities through its London branch.

Sale of controlled entities

On 30 June 2005, BNZ International Limited sold the voting rights in Amber Liquid Investments Limited, a controlled entity of the Banking Group, for consideration of $2,550.

On 27 September 2005, BNZ Investments Limited sold 100% of the share capital in Screen Holdings No. 3 Limited to an unrelated party for consideration of $50 million.

The disposal of the controlled entities had the following impact on the Banking Group’s consolidated balance sheet:

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Cash proceeds from sale of controlled entities	—	—	50

Impact on net assets
Cash and balances with central banks	—	500	500
Loans and advances to customers	—	(500)	(500)
Other assets	—	—	(50)
Total impact on net assets	—	—	(50)

Winding up of controlled entities

On 17 February 2006, the following controlled entities were wound up:

Name	Country of Incorporation	Principal Activities

Quill Financing Limited	New Zealand	Non-trading
Peterel Financing Limited	New Zealand	Non-trading
Maroro Leasing Limited	New Zealand	Non-trading

On 7 April 2006, the Banking Group wound up the following controlled entities:

Name	Country of Incorporation	Principal Activities

Screen Holdings No. 5 Limited	New Zealand	Non-trading
Screen Holdings No. 6 Limited	New Zealand	Non-trading

On 19 June 2006, the Banking Group wound up the following controlled entity:

Name	Country of Incorporation	Principal Activities

Flamingo Holdings Incorporated	United States	Non-trading

The winding up of these companies had no impact on the Banking Group’s consolidated balance sheet.

Assets held for sale and discontinued operations

In November 2005, National Australia Bank Limited announced that it was undertaking a process to seek expressions of interest for its wholly owned fleet leasing and management business. This includes Custom Fleet (NZ) Limited, a wholly owned controlled entity of the Banking Group. As at 28 March 2006, the assets and liabilities of Custom Fleet (NZ) Limited were classified as being held for sale. The results arising from Custom Fleet (NZ) Limited have been classified as discontinued operations.

The net profit from discontinued operations shown in the income statement comprised:

	Consolidated
	Unaudited	Unaudited	Unaudited
	9 Months	9 Months	12 Months
Dollars in Millions	30/6/06	30/6/05	30/9/05

Interest income	1	1	2
Interest expense	24	22	30
Net interest expense	(23)	(21)	(28)
Other operating income	141	142	188
Total operating income	118	121	160
Operating expenses	83	111	152
Total operating profit before impairment losses on credit exposures and income tax expense	35	10	8
Impairment losses on credit exposures	—	1	2
Total operating profit before income tax expense	35	9	6
Income tax expense	12	2	1
Net profit from discontinued operations	23	7	5

On 28 March 2006, the Banking Group ceased charging depreciation in respect of assets classified as being held for sale.  The after-tax impact of this has been to increase Net profit from discontinued operations for the nine months ended 30 June 2006 by $17 million.

The assets and liabilities of Custom Fleet (NZ) Limited as at 30 June 2006 comprised:

Consolidated
Unaudited
Dollars in Millions	30/6/06

Assets
Loans and advances to customers	4
Property, plant and equipment	490
Deferred tax assets	7
Goodwill and other intangible assets	54
Other assets	49
Assets held for sale	604

Liabilities
Current tax liabilities	15
Deferred tax liabilities	14
Other liabilities	20
Liabilities associated with assets held for sale	49

	Consolidated
	Unaudited	Unaudited	Unaudited
	9 Months	9 Months	12 Months
Dollars in Millions	30/6/06	30/6/05	30/9/05

Cash flows from discontinued operations comprise of:
Cash flows from operating activities	87	91	122
Cash flows from investing activities	(89)	(88)	(116)
Net cash flows from discontinued operations	(2)	3	6

Subsequent events

Custom Fleet (NZ) Limited was sold on 31 July 2006 to an unrelated party for consideration of A$115 million.

The sale of Custom Fleet (NZ) Limited is estimated to have the following impact on the Banking Group’s consolidated balance sheet:

Consolidated
Dollars in Millions	Unaudited

Cash proceeds from sale of controlled entity	140

Impact on net assets
Cash and balances with central banks	440
Assets held for sale	(604)
Liabilities associated with assets held for sale	49
Total impact on net assets	(115)
Gain on sale of controlled entity	25

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 9 Investments – Available for Sale
Other investments	50	—	—
Total investments – available for sale	50	—	—

Note 10 Investments – Held to Maturity
Treasury bills	5	962	1,022
Other securities	50	60	50
Total investments – held to maturity	55	1,022	1,072

Included in held to maturity investments of the Bank as at 30 June 2006 were no assets encumbered through repurchase agreements (30 June 2005: nil; 30 September 2005: nil) and no assets used to secure deposit obligations (30 June 2005: $326 million; 30 September 2005: $268 million).

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 11 Loans and Advances to Customers
Overdrafts	1,679	1,622	1,601
Credit card outstandings	1,210	1,155	1,155
Lease finance	12	20	31
Housing loans	19,864	17,417	18,019
Other term lending	18,627	16,458	17,115
Other lending	116	114	126
Total gross loans and advances to customers	41,508	36,786	38,047

Deduct:
Allowance for impairment losses on loans and advances to customers	141	201	214
Unearned future income on lease finance	1	3	4
Deferred income	23	—	—
Hedge adjustment on fair value instruments	40	—	—
Total deductions	205	204	218
Total net loans and advances to customers	41,303	36,582	37,829

Total net loans and advances to customers were recorded as:
At amortised cost	29,058	36,582	37,829
Designated at fair value through profit or loss	12,245	—	—
Total net loans and advances to customers	41,303	36,582	37,829

	Consolidated
	Other		Other Assets
	Impaired	Restructured	Under	Past
	Assets	Assets	Administration	Due Assets	Total
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/06	30/6/06	30/6/06	30/6/06

Note 12 Allowance for Impairment Losses on Credit Exposures
Allowance for impairment losses on credit exposures
Allowance for impairment losses on individual financial assets
Balance of specific provisions at beginning of period under previous NZ GAAP	37	—	—	2	39
Adjustment required upon transition to NZ IFRS	(2)	—	—	(2)	(4)
Balance at beginning of period under NZ IFRS	35	—	—	—	35
Charge to income statement	26	—	—	—	26
Amounts written off	(42)	—	—	—	(42)
Recovery of amounts written off in previous periods	8	—	—	—	8
Provisions relating to assets held for sale	(5)	—	—	—	(5)
Balance at end of period	22	—	—	—	22

Allowance for impairment losses on groups of financial assets
Balance of general provision at beginning of period under previous NZ GAAP					175
Adjustment required for collective impairment upon transition to NZ IFRS					(65)
Balance of collective impairment at beginning of period under NZ IFRS					110
Charge to income statement					10
Provisions relating to assets held for sale					(1)
Balance at end of period					119
Total allowance for impairment losses on credit exposures					141

The above table reflects allowances for impairment losses on financial assets held at amortised cost. A credit adjustment on financial assets designated at fair value through profit or loss is incorporated into the carrying value of those assets and therefore is not included in the above table.

	Consolidated
	Other		Other Assets
	Impaired	Restructured	Under	Past
	Assets	Assets	Administration	Due Assets	Total
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/05	30/6/05	30/6/05	30/6/05	30/6/05

Specific provisions for doubtful debts
Balance at beginning of period	21	—	—	2	23
Transfer from general provision	6	—	—	7	13
Amounts written off	(2)	—	—	(13)	(15)
Recovery of amounts written off in previous periods	1	—	—	6	7
Balance at end of period	26	—	—	2	28

General provision for doubtful debts
Balance at beginning of period					169
Transfer to specific provisions					(13)
Charge to income statement – continuing activities					17
Charge to income statement – discontinued operations					1
Other					(1)
Balance at end of period					173
Total allowance for impairment losses on credit exposures					201

	30 September 2005 (Unaudited)

Specific provisions for doubtful debts
Balance at beginning of period	21	—	—	2	23
Transfer from general provision	21	—	—	9	30
Amounts written off	(6)	—	—	(17)	(23)
Recovery of amounts written off in previous periods	1	—	—	8	9
Balance at end of period	37	—	—	2	39

General provision for doubtful debts
Balance at beginning of period					169
Transfer to specific provisions					(30)
Charge to income statement – continuing activities					34
Charge to income statement – discontinued operations					3
Other					(1)
Balance at end of period					175
Total allowance for impairment losses on credit exposures					214

Upon transition to NZ IFRS, the Banking Group has applied an incurred loss basis to the calculation of allowances for impairment losses in groups of financial assets. Under previous NZ GAAP, the Banking Group used an expected loss methodology.

Prior to 1 October 2005 (the date at which NZ IAS 39 was adopted), specific provisions were recognised against past due assets where the Banking Group expected to incur a loss in relation to particular portfolios (where payment of principal or interest are contractually past due between 90 to 180 days), however, specific identification of individual balances was impracticable. Following the adoption of NZ IAS 39 impairment losses were no longer recognised against these facilities as they formed part of the allowance for impairment losses on groups of financial assets.

Note 13 Asset Quality

The Banking Group provides for impairment losses on credit exposures as disclosed in note 12. Accordingly, when management determines that recovery of a loan is doubtful, the principal amount and accrued interest on the obligation are written down to estimated net realisable value and interest charges are no longer recognised in the income statement.

Pre-allowance balances at end of period

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Other impaired assets	54	113	115
Restructured assets	—	—	—
Other assets under administration	2	3	2
Past due assets	40	65	44
Total pre-allowance balances	96	181	161

Past due loans are not necessarily doubtful. Gross amounts for the Banking Group have been stated without taking into account security available for such loans. The Banking Group did not have any assets acquired through security enforcement as at 30 June 2006 (30 June 2005: nil; 30 September 2005: nil).

As at 30 June 2006, the Banking Group has no customer outstanding balances for loans designated at fair value through profit or loss that were deemed to be impaired (on transition to NZ IFRS on 1 October 2005: $20 million).

Off-balance sheet impaired assets

There were no off-balance sheet facilities included in the above end of period balance as at 30 June 2006 (30 June 2005: nil; 30 September 2005: nil). No allowance for impairment losses on individual off-balance sheet credit related commitments had been made as at 30 June 2006 (30 June 2005: nil; 30 September 2005: nil).

Liability Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 14 Due to Central Banks and Other Financial Institutions
Transaction balances with other financial institutions	478	453	389
Securities sold under agreements to repurchase from other financial institutions	426	327	153
Deposits from central banks	184	265	203
Deposits from other financial institutions	1,658	1,455	940
Total due to central banks and other financial institutions	2,746	2,500	1,685

Due to central banks and other financial institutions comprise of:
Call	2,064	771	1,285
Term	682	1,729	400
Total due to central banks and other financial institutions	2,746	2,500	1,685

Due to central banks and other financial institutions were recorded as:
At amortised cost	2,438	2,500	1,685
Designated at fair value through profit or loss	308	—	—
Total due to central banks and other financial institutions	2,746	2,500	1,685

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 15 Other Money Market Deposits
Money market deposits from non-financial institutions	2,523	2,594	2,586
Certificates of deposit	3,064	3,306	3,764
Commercial paper	3,966	1,646	1,731
Total other money market deposits	9,553	7,546	8,081

Other money market deposits were recorded as:
At amortised cost	—	7,546	8,081
Designated at fair value through profit or loss	9,553	—	—
Total other money market deposits	9,553	7,546	8,081

Note 16 Deposits from Customers
Demand deposits not bearing interest	543	574	654
Demand deposits bearing interest	8,676	8,499	8,227
Term deposits	12,738	11,245	11,804
Total deposits from customers	21,957	20,318	20,685

Shareholder’s Equity Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 17 Shareholder’s Equity
Total shareholder’s equity at beginning of period	2,788	2,504	2,504

Adjustments required as a result of changes in accounting policy
Retained profits	—	(6)	(6)
Total adjustments required as a result of changes in accounting policy	—	(6)	(6)

Adjustments required as a result of transition to NZ IFRS
Cash flow hedge reserve (refer to note 28)	(6)	—	—
Retained profits (refer to note 28)	80	—	—
Total adjustments required as a result of transition to NZ IFRS	74	—	—
Total adjusted shareholder’s equity at beginning of period	2,862	2,498	2,498
Total recognised income and expenses for the period	454	380	525

Transactions with owners during the period
Ordinary dividend	(335)	(235)	(235)
Total transactions with owners during the period	(335)	(235)	(235)
Movement in shareholder’s equity for the period	119	145	290
Total shareholder’s equity at end of period	2,981	2,643	2,788

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 18 Reserves
Asset revaluation reserve	2	—	2
Foreign currency translation reserve	7	(1)	—
Cash flow hedge reserve	(7)	—	—
Total reserves	2	(1)	2

Other Notes

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Note 19 Interest Earning and Discount Bearing Assets and Liabilities and Ranking of Liabilities
Interest earning and discount bearing assets	47,219	40,635	41,672
Interest and discount bearing liabilities	44,267	37,623	38,644

Ranking of liabilities

The deposit liabilities reported in these interim financial statements by the Banking Group are unsecured and rank equally with the Banking Group’s other unsecured liabilities. Other liabilities totalling $90 million as at 30 June 2006 (30 June 2005: $76 million; 30 September 2005: $88 million) rank in priority to general creditors’ claims in a winding up of the Bank. Subordinated loans from related entities totalling $1,205 million as at 30 June 2006 (30 June 2005: $905 million; 30 September 2005: $905 million) rank behind the claims of all other creditors in a winding up. Included in liabilities are obligations of the Bank under repurchase agreements where the Bank has agreed to repurchase Government stock totalling $619 million as at 30 June 2006 (30 June 2005: $327 million; 30 September 2005: $153 million). The Bank held secured deposits of $949 million as at 30 June 2006 (30 June 2005: $322 million; 30 September 2005: $266 million).

Note 20 Forward Commitments to Purchase Securities

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Forward purchases of securities	184	76	54

Note 21 Contingent Liabilities and Credit Commitments

Bank of New Zealand and other income tax group members have a joint and several liability for the income tax liability of the income tax group. Bank of New Zealand is not expected to incur any additional tax liability as a result of this joint and several liability.

Contingent liabilities and credit commitments exist in respect of commitments to extend credit, letters of credit and financial guarantees, as well as claims, potential claims and court proceedings against entities in the Banking Group. With the exception of the amended assessment from the Inland Revenue Department in relation to structured finance transactions disclosed below, the potential liability arising in respect of these claims cannot be accurately assessed. Where some loss is probable appropriate provisions have been made.

Bank of New Zealand provided a Deed of Indemnity in respect of the performance prior to 1 February 2006 by the company then known as BNZ Investment Management Limited, of certain Trustee functions that were delegated to that company relating to certain unit trusts of which it is the “manager”. Prior to 1 February 2006, BNZ Investment Management Limited was a controlled entity of National Australia Bank Limited. On 31 January 2006, BNZ Investment Management Limited was sold to Assure New Zealand Limited, a wholly owned controlled entity of AXA Asia Pacific Holdings Limited, and was renamed Assure Funds Management Limited.

The principal amount of the Banking Group’s derivative and off-balance sheet exposures as at 30 June 2006 (excluding sold puts and sold calls on foreign exchange option contracts, interest rate contracts and other option contracts) is disclosed in note 24.

The notional amount of sold puts and sold calls outstanding as at the off-quarter balance sheet date comprised:

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Foreign exchange option contracts	948	444	442
Interest rate option contracts	868	1,223	1,010
Other option contracts	321	9	11

New Zealand structured finance transactions

The New Zealand Inland Revenue Department (the “IRD”) is carrying out a review of certain structured finance transactions in the banking industry.

As part of this review, the Bank and one of its wholly owned controlled entities have received amended tax assessments for the 1998 to 2002 years from the IRD with respect to certain structured finance transactions. The amended assessments are for income tax of approximately $256 million. Interest will be payable on this amount, and the possible application of penalties has yet to be considered by the IRD.

The New Zealand Government introduced new legislation, effective 1 July 2005, which addresses their concerns with banks entering into these transactions. All of the structured finance transactions of the Banking Group that are the subject of the IRD’s review were terminated by that date.

If the IRD issues amended assessments for all transactions for periods up to 30 June 2005, the maximum sum of primary tax which the IRD might claim for all years is approximately $416 million. In addition, as at 30 June 2006, interest of $139 million (net of tax) will be payable.

The Banking Group is confident that its position in relation to the application of the taxation law is correct and it is disputing the IRD’s position with respect to these transactions. The Banking Group has obtained independent legal opinions that confirm that the transactions complied with New Zealand tax law. The transactions are similar to transactions undertaken by other New Zealand banks. The Banking Group has commenced legal proceedings to challenge the IRD’s assessments.

The financial effect of the unpaid balance of the amounts owing under the amended assessments has not been brought to account in the interim financial statements for the nine months ended 30 June 2006.

Commerce Commission

In November 2004, the New Zealand Commerce Commission publicly notified its intention to prosecute a number of credit and debit card issuers for alleged misleading practices under the Fair Trading Act 1986. The Bank was included in those allegations. That followed an industry-wide investigation into the disclosure of international currency conversion fees on credit and debit card transactions.

In February 2005, charges were laid against a number of card issuers, including the Bank, in relation to this matter. In February 2006, the Commerce Commission filed a civil claim against the Bank. Similar proceedings have been filed against other issuers.

A provision has been made in relation to costs and other matters in the General Short Form Disclosure Statement for the nine months ended 30 June 2006.

Please refer to note 29 for developments on this matter subsequent to the balance sheet date.

Note 22 Credit Exposures to Connected Persons and Non-Bank Connected Persons

The Reserve Bank of New Zealand defines Connected Persons to be other members of the National Australia Bank Limited Group and Directors of the Bank. Controlled entities of the Bank are not connected persons. Credit exposures to connected persons are based on actual credit exposures rather than internal limits, net of allowance for impairment losses on individual financial assets and exclude advances of a capital nature. Credit exposures to connected persons reported in the table below are on a gross basis.

	Consolidated
				Unaudited	Unaudited	Unaudited
	Unaudited	Unaudited	Unaudited	Peak for the 3	Peak for the 3	Peak for the 3
	As At	As At	As At	Months Ended	Months Ended	Months Ended
Dollars in Millions	30/6/06	30/6/05	30/9/05	30/6/06	30/6/05	30/9/05

Credit exposure to connected persons	633	467	556	873	614	556
Credit exposure to connected persons expressed as a percentage of tier one capital of the Banking Group at end of period	22.4%	19.0%	20.9%	30.8%	25.0%	20.9%
Credit exposure to non-bank connected persons	—	—	—	—	—	—
Credit exposure to non-bank connected persons expressed as a percentage of tier one capital of the Banking Group at end of period	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

As at 30 June 2006, the Banking Group’s rating-contingent limit was 70% of the Banking Group’s tier one capital. There were no changes to this limit during the three months ended 30 June 2006. Within the overall rating-contingent limit, there is a sublimit of 15% of tier one capital which applies to aggregate credit exposure to non-bank connected persons.

The rating-contingent limit on lending to connected persons as set out in the Bank’s Conditions of Registration has been complied with at all times during the three months ended 30 June 2006.

Where a bank is funding a large loan it is common practice to share the risk of a customer default with the connected banks. These arrangements are called risk lay-off arrangements. As at 30 June 2006, the Banking Group had contingent credit exposures of $99 million (30 June 2005: nil; 30 September 2005: nil) arising from risk lay-off arrangements with connected persons. There were no allowances for impairment losses on individual financial assets against credit exposures to connected persons as at 30 June 2006 (specific provisions against credit exposures to connected persons as at 30 June 2005 and 30 September 2005 were nil).

Note 23 Concentrations of Credit Exposures to Individual Counterparties and Groups of Closely Related Counterparties

The Banking Group’s disclosure of concentrations of credit exposures to individual counterparties and groups of closely related counterparties is based on actual credit exposures, and excludes credit exposures to connected persons and OECD governments. Peak credit exposures to individual counterparties are calculated using the Banking Group’s end of period shareholder’s equity.

	Consolidated
	Peak End of Day Credit Exposures to Individual Counterparties and
	Groups of Closely Related Counterparties
	Number of Non-Banks			Number of Banks
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Percentage of	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3
Shareholder’s	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended	Months Ended
Equity %	30/6/06	30/6/05	30/9/05	30/6/06	30/6/05	30/9/05

10 - 19	4	3	1	9	2	2
20 - 29	1	2	2	5	5	3
30 - 39	—	—	—	1	—	—
40 - 49	—	—	—	—	—	—
50 - 59	—	—	—	1	—	—

	Consolidated
	Balance Sheet Date Credit Exposures to Individual Counterparties and
	Groups of Closely Related Counterparties
	Number of Non-Banks			Number of Banks
Percentage of	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Shareholder’s	As At	As At	As At	As At	As At	As At
Equity %	30/6/06	30/6/05	30/9/05	30/6/06	30/6/05	30/9/05

10 - 19	4	3	1	2	4	3
20 - 29	—	1	2	2	—	—

Large exposure – credit ratings

	Consolidated
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	As At	As At	As At	As At	As At	As At
Dollars in Millions	30/6/06	30/6/06	30/6/05	30/6/05	30/9/05	30/9/05
	$	%	$	%	$	%

Non-banks
Exposures of investment grade credit rating	1,078	62	1,397	84	1,137	67
Exposures that are unrated or that do not meet a specified ratings criterion	674	38	263	16	564	33
Total non-banks exposures	1,752	100	1,660	100	1,701	100

Banks
Exposures of investment grade credit rating	2,259	100	1,149	100	938	100
Total banks exposures	2,259	100	1,149	100	938	100

Where the Banking Group is making large loans it is common practice to share the risk of a customer default with other connected banks or enter into other risk lay-off arrangements. The above tables have been compiled using gross exposures before risk lay-offs.

Note 24 Capital Adequacy

The Bank is subject to the capital requirements for registered banks as specified by the Reserve Bank of New Zealand.

Regulatory capital

	Consolidated
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/05	30/9/05

Qualifying capital
Tier one capital
Contributed equity	1,451	1,451	1,451
Audited retained profits (gross of ordinary dividend paid)	1,685	1,298	1,570
Deduct: Ordinary dividend paid	160	160	235
Deductions from tier one capital:
Advances of a capital nature to connected parties	28	30	25
Intangible assets	116	105	107
Total tier one capital	2,832	2,454	2,654

Upper tier two capital
Unaudited retained profits (gross of ordinary dividend paid)	178	130	—
Revaluation reserves	2	(1)	2
Subordinated loans from related entities	190	190	190
Deduct: Ordinary dividend paid	175	75	—
Total upper tier two capital	195	244	192

Lower tier two capital
Subordinated loans from related entities	1,015	715	715
Total lower tier two capital	1,015	715	715
Total tier two capital	1,210	959	907
Total tier one and tier two capital	4,042	3,413	3,561
Deductions from total capital	—	—	—
Total qualifying capital	4,042	3,413	3,561
Total risk weighted exposures	37,830	32,999	34,389

Regulatory capital ratios
Total tier one capital of the Banking Group expressed as a percentage of total risk weighted exposures	7.49%	7.44%	7.72%
Minimum percentage of tier one capital to risk weighted exposures permitted under Bank of New Zealand’s Conditions of Registration	4.00%	4.00%	4.00%
Total qualifying capital of the Banking Group expressed as a percentage of total risk weighted exposures	10.68%	10.34%	10.36%
Minimum percentage of qualifying capital to risk weighted exposures permitted under Bank of New Zealand’s Conditions of Registration	8.00%	8.00%	8.00%

Calculation of balance sheet exposures

	Consolidated
			Risk
	Principal	Risk	Weighted
	Amount	Weighting	Exposure
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/06	30/6/06

Cash and claims on qualifying central banks and governments with maturity within one year	2,147	0%	—
Claims on qualifying governments with maturity over one year	283	10%	28
Claims on banks and New Zealand local authorities	3,190	20%	638
Loans secured by residential mortgages	19,878	50%	9,939
All other assets	23,147	100%	23,147
Non-risk weighted assets	1,682	0%	—
Total assets	50,327		33,752

Calculation of off-balance sheet exposures

		Credit	Credit	Average	Risk
	Principal	Conversion	Equivalent	Counterparty	Weighted
	Amount	Factor	Amount	Risk Weight	Exposure
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/06	30/6/06	30/6/06	30/6/06	30/6/06

Direct credit substitutes	320	100%	320	100%	320
Commitments with certain drawdown	27	100%	27	100%	27
Transaction related contingent liabilities	312	50%	156	100%	156
Short term, self liquidating trade related contingencies	69	20%	14	100%	14
Commitments for financial services:
Maturity is greater than one year	6,647	50%	3,324	87%	2,885
Maturity is less than one year or can be cancelled at any time	7,195	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	62,960	—	1,791	25%	449
Interest rate contracts	160,054	—	1,033	21%	220
Other	321	—	32	22%	7
Total off-balance sheet items	237,905		6,697		4,078
Total risk weighted exposures					37,830

*                 The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Calculation of balance sheet exposures

	Consolidated
			Risk
	Principal	Risk	Weighted
	Amount	Weighting	Exposure
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/05	30/6/05	30/6/05

Cash and claims on qualifying central banks and governments with maturity within one year	1,835	0%	—
Claims on qualifying governments with maturity over one year	106	10%	11
Claims on banks and New Zealand local authorities	1,875	20%	375
Loans secured by residential mortgages	17,507	50%	8,754
All other assets	20,643	100%	20,643
Non-risk weighted assets	984	0%	—
Total assets	42,950		29,783

Calculation of off-balance sheet exposures

		Credit	Credit	Average	Risk
	Principal	Conversion	Equivalent	Counterparty	Weighted
	Amount	Factor	Amount	Risk Weight	Exposure
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/6/05	30/6/05	30/6/05	30/6/05	30/6/05

Direct credit substitutes	220	100%	220	100%	220
Commitments with certain drawdown	33	100%	33	100%	33
Transaction related contingent liabilities	230	50%	115	100%	115
Short term, self liquidating trade related contingencies	65	20%	13	100%	13
Commitments for financial services:
Maturity is greater than one year	5,485	50%	2,743	87%	2,387
Maturity is less than one year or can be cancelled at any time	6,953	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	36,942	—	931	30%	282
Interest rate contracts	94,663	—	717	23%	165
Other	18	—	3	34%	1
Total off-balance sheet items	144,609		4,775		3,216
Total risk weighted exposures					32,999

*                 The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Calculation of balance sheet exposures

	Consolidated
			Risk
	Principal	Risk	Weighted
	Amount	Weighting	Exposure
	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/9/05	30/9/05	30/9/05

Cash and claims on qualifying central banks and governments with maturity within one year	1,953	0%	—
Claims on qualifying governments with maturity over one year	63	10%	6
Claims on banks and New Zealand local authorities	1,315	20%	263
Loans secured by residential mortgages	18,107	50%	9,054
All other assets	21,516	100%	21,516
Non-risk weighted assets	1,029	0%	—
Total assets	43,983		30,839

Calculation of off-balance sheet exposures

		Credit	Credit	Average	Risk
	Principal	Conversion	Equivalent	Counterparty	Weighted
	Amount	Factor	Amount	Risk Weight	Exposure
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Dollars in Millions	30/9/05	30/9/05	30/9/05	30/9/05	30/9/05

Direct credit substitutes	278	100%	278	100%	278
Commitments with certain drawdown	34	100%	34	100%	34
Transaction related contingent liabilities	239	50%	120	100%	120
Short term, self liquidating trade related contingencies	57	20%	11	100%	11
Commitments for financial services:
Maturity is greater than one year	6,049	50%	3,025	88%	2,655
Maturity is less than one year or can be cancelled at any time	6,730	0%	—	—	—
Market related contracts:*
Foreign exchange contracts	44,397	—	934	28%	260
Interest rate contracts	112,720	—	862	22%	191
Other	14	—	3	34%	1
Total off-balance sheet items	170,518		5,267		3,550
Total risk weighted exposures					34,389

*        The Banking Group uses the Current Exposure Method under the Reserve Bank of New Zealand’s capital adequacy guidelines to calculate the credit equivalent of derivative financial instruments.

Note 25 Securitisation, Funds Management, Other Fiduciary Activities, and the Marketing and Distribution of Insurance Products

Funds management

During the nine months ended 30 June 2006 the Bank marketed the products of Assure Funds Management Limited (formerly known as BNZ Investment Management Limited) through its branch network and derived commission from the sale of superannuation schemes and unit trusts marketed on behalf of Assure Funds Management Limited.

Prior to 1 February 2006, BNZ Investment Management Limited was a controlled entity of National Australia Bank Limited. On 31 January 2006, BNZ Investment Management Limited was sold to Assure New Zealand Limited, a wholly owned controlled entity of AXA Asia Pacific Holdings Limited and was renamed Assure Funds Management Limited. The Banking Group continues to derive commission from the sale and retention of superannuation schemes and unit trusts via an exclusive distribution agreement with Assure New Zealand Limited.

The Bank provides discretionary funds management services to a number of clients.

Marketing and distribution of insurance products

The Banking Group is involved in marketing insurance products for the following entities: BNZ Life Insurance Limited, American Home Assurance Company (New Zealand Branch), The National Mutual Life Association of Australasia Limited (“AXA”), IAG New Zealand Limited, Cigna Life Insurance New Zealand Limited, PMI Mortgage Insurance Limited, Zurich Australian Insurance Limited and Lumley General Insurance (NZ) Limited.  Prior to 30 April 2006 insurance products currently marketed for American Home Assurance Company (New Zealand Branch) were marketed on behalf of American Home Assurance Company (Australia Branch).

All of these entities are unrelated to the Banking Group, with the exception of BNZ Life Insurance Limited, a controlled entity of National Australia Bank Limited, which is an Affiliated Insurance Entity as defined in the Reserve Bank of New Zealand Capital Adequacy Framework (BS2).

The Banking Group derives commission income from the sale of insurance products marketed on behalf of the above named entities, with the exception of American Home Assurance Company (New Zealand Branch), PMI Mortgage Insurance Limited and Zurich Australian Insurance Limited.

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group has arranged the securitisation of certain customers’ assets and provides banking services to customers’ securitisation vehicles. The Bank services unrelated securitisation arrangements and seconds staff to entities which market and service securitisation activities. It provides interest rate derivatives to securitisation arrangements and leases premises to an unrelated securitisation vehicle. All transactions have taken place on arm’s length terms and conditions.

The Banking Group’s involvement in securitisation activities are subject to internal credit, compliance and legal approval processes to ensure that any difficulties arising from the securitisation activities do not impact adversely on the Banking Group, beyond that which is normal for arm’s length commercial relationships.

As at 30 June 2006, securitisation schemes in which the Banking Group has been involved to the extent detailed above amounted to $1,622 million (30 June 2005: $581 million; 30 September 2005: $577 million).

Financial services provided by the Banking Group have been at arm’s length terms and conditions and at fair value. Assets purchased from entities which conduct the activities have been purchased at fair value and on arm’s length terms and conditions.

Peak aggregate funding provided to entities

The Bank does not provide any funding to individual unit trusts to which the Banking Group previously provided discretionary funds management services. The Bank did not provide any funding to securitisation entities during the three months ended 30 June 2006 (30 June 2005: nil; 30 September 2005: nil).

Peak end of day aggregate funding (including funding provided by the purchase of securities of affiliated insurance entities) provided by the Banking Group to affiliated insurance entities is disclosed in the table below:

Consolidated
				Peak End of Day Aggregate			Peak End of Day Aggregate
				Amount of Funding			Amount of Funding
	Peak End of Day Aggregate			during the Period Expressed			during the Period Expressed
	Amount of Funding			as a Percentage of the			as a Percentage of
	During the Period			Amount of the Entity’s Assets			the Banking Group’s
	Dollars in Thousands			at End of Period			Tier One Capital at End of Period
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3	For the 3
	Months	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	30/6/06	30/6/05	30/9/05	30/6/06	30/6/05	30/9/05	30/6/06	30/6/05	30/9/05

BNZ Life Insurance Limited	300	500	1,993	0.5%	1.0%	4.8%	0.0%	0.0%	0.1%

Note 26 Risk Management Policies

In the three months prior to the off-quarter balance sheet date there has been no material change in the Banking Group’s policies for managing:

•      credit risk, including concentrations of credit risk, intra-day credit risk, credit risk to bank counterparties and related party credit risk;

•      currency risk;

•      interest rate risk;

•      equity risk;

•      liquidity risk;

•      operational risk; and

•      other material business risks to which the Banking Group is exposed.

In the three months prior to the off-quarter balance sheet date the Banking Group had not become exposed to any new category of risk to which the Banking Group was not previously exposed.

Note 27 Exposures to Market Risk

Aggregate market risk exposures are derived in accordance with the methods described in clauses 1(a), 8(a) and 11(a) of the Ninth Schedule to the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005. Peak exposures to market risk are calculated using the Banking Group’s end of period shareholder’s equity.

	Consolidated
				Unaudited	Unaudited	Unaudited
	Unaudited	Unaudited	Unaudited	Peak for the 3	Peak for the 3	Peak for the 3
	As At	As At	As At	Months Ended	Months Ended	Months Ended
Dollars in Millions	30/6/06	30/6/05	30/9/05	30/6/06	30/6/05	30/9/05

Interest rate exposures
Aggregate interest rate exposures	136	91	124	141	110	130
Aggregate interest rate exposures expressed as a percentage of the Banking Group’s equity at end of period	4.6%	3.4%	4.4%	4.7%	4.2%	4.7%

Foreign currency exposures
Aggregate foreign currency exposures	3	1	1	4	6	6
Aggregate foreign currency exposures expressed as a percentage of the Banking Group’s equity at end of period	0.1%	0.0%	0.0%	0.1%	0.2%	0.2%

Equity exposures
Aggregate equity exposures	—	—	—	—	—	—
Aggregate equity exposures expressed as a percentage of the Banking Group’s equity at end of period	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Note 28 Transition to New Zealand Equivalents to International Financial Reporting Standards

These interim financial statements have been prepared in accordance with all New Zealand equivalents to International Financial Reporting Standards and Interpretations (“NZ IFRS”). The Banking Group adopted NZ IFRS on 1 October 2005.

In accordance with NZ IFRS 1 First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards, comparative amounts have been restated to comply with the requirements of NZ IFRS with the exception of NZ IAS 32 Financial Instruments: Disclosure and Presentation, NZ IAS 39 Financial Instruments: Recognition and Measurement and NZ IFRS 4 Insurance Contracts. Financial instruments and insurance contracts have been accounted for in accordance with previous New Zealand Generally Accepted Accounting Practice (“NZ GAAP”) in the comparative reporting periods (refer to note 1).

The main adjustments that would be required to make the comparative information compliant with NZ IAS 32, NZ IAS 39 and NZ IFRS 4 are outlined below:

i)      Under NZ IAS 39 the Banking Group is required to recognise all derivative financial instruments at fair value on the balance sheet, irrespective of whether the instrument is used in a hedging relationship or otherwise. If NZ IAS 32 and NZ IAS 39 had been applied in the comparative year, the derivatives would be recorded on the balance sheet as Derivative financial instruments. The movements in fair value of derivative financial instruments which did not qualify for hedge accounting, along with the ineffective portion of hedge relationships and the effective portion of fair value hedges, would have been recognised in the income statement. Fair value changes on hedging instruments in cash flow hedges would have been deferred in an equity reserve.

ii)     Where the Banking Group recognised financial instruments under previous NZ GAAP at fair value, the instruments were valued using the mid-market price. NZ IFRS requires that bid prices are used to estimate the fair value of assets and offer prices for liabilities. Mid-market prices are used to estimate the fair value where the Banking Group has assets and liabilities with offsetting market risk. A bid offer spread adjustment is applied to the net open position. Fair value adjustments would impact the income statement and Other liabilities.

iii)    Under previous NZ GAAP, loan origination fee revenue and direct costs were recognised immediately in the income statement or deferred in the balance sheet and amortised on a straight line basis over the life of the loan. The application of NZ IAS 39 in the comparative year would have required recognition of fees and costs (which are incremental to the origination of a loan) on a yield to maturity basis. The adjustment would impact the carrying value of Loans and advances to customers and the timing of the recognition of items in the income statement.

iv)   In order to make the comparative data compliant with NZ IFRS the Banking Group would have had to re-recognise certain customer related financial liabilities as NZ IFRS contains more specific requirements prior to being able to de-recognise financial assets and liabilities from the balance sheet.

v)    Under NZ IAS 39 the Banking Group is not able to recognise loan impairment until objective evidence is available that a loss event has occurred. Individually significant loans are assessed for impairment. Those loans which are judged not to be impaired are then placed into portfolios of assets with similar risk profiles and subjected to a collective impairment assessment. The provision is calculated as the difference between the carrying amount and the present value of future expected cash flows discounted at the loans effective interest rate. Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of historical loss experience.

vi)   The above adjustments would be required to be tax effected.

The Banking Group has elected to apply the exemptions permissible under NZ IFRS 1 in relation to insurance contracts and the designation of previously recognised financial instruments.

The following items on page 32 were either classified as Investments – available for sale, or designated at fair value through profit or loss on the date of adoption of NZ IAS 32 and NZ IAS 39. These assets and liabilities are now recorded at fair value.

	Consolidated
	Audited	Unaudited
	Carrying	Fair
	Amount	Value
Dollars in Millions	30/9/05	1/10/05

Investments – available for sale
Assets previously recorded at amortised cost
Other assets	50	50
Total investments – available for sale	50	50

Financial assets at fair value through profit or loss
Assets previously recorded at amortised cost
Loans and advances to customers	10,871	10,924
Due from other financial institutions	14	14
Other money market placements	615	615
Derivative financial instruments	166	286
Total assets previously recorded at amortised cost	11,666	11,839

Assets previously recorded at fair value
Trading securities	1,163	1,163
Derivative financial instruments	731	731
Total assets previously recorded at fair value	1,894	1,894
Total financial assets at fair value through profit or loss	13,560	13,733

Financial liabilities at fair value through profit or loss
Liabilities previously recorded at amortised cost
Due to other financial institutions	459	459
Money market deposits from non-financial institutions	8,081	8,078
Derivative financial instruments	286	299
Total liabilities previously recorded at amortised cost	8,826	8,836

Liabilities previously recorded at fair value
Trading liabilities	245	245
Bonds and notes	583	583
Derivative financial instruments	1,035	1,035
Total liabilities previously recorded at fair value	1,863	1,863
Total financial liabilities at fair value through profit or loss	10,689	10,699

Reconciliation of income statement between previous NZ GAAP and NZ IFRS

		Consolidated
		Previous
		NZ GAAP		NZ IFRS
		Unaudited	Effect of	Unaudited
		9 Months	Transition	9 Months
Dollars in Millions	Notes	30/6/05	to NZ IFRS	30/6/05

Interest income		2,328	—	2,328
Interest expense		1,589	—	1,589
Net interest income		739	—	739
Other operating income	(1)	338	(1)	337
Total operating income		1,077	(1)	1,076
Operating expenses	(2)-(4)	515	25	540
Total operating profit before impairment losses on credit exposures and income tax expense		562	(26)	536
Impairment losses on credit exposures		17	—	17
Total operating profit before income tax expense		545	(26)	519
Income tax expense	(1), (2)-(4), (6)	153	(8)	145
Net profit from continuing activities		392	(18)	374
Net profit from discontinued operations		2	5	7
Net profit attributable to shareholder of Bank of New Zealand	(4)	394	(13)	381

		Consolidated
		Previous
		NZ GAAP		NZ IFRS
		Audited	Effect of	Unaudited
		12 Months	Transition	12 Months
Dollars in Millions	Notes	30/9/05	to NZ IFRS	30/9/05

Interest income		3,163	—	3,163
Interest expense		2,175	—	2,175
Net interest income		988	—	988
Other operating income	(1), (5)	463	(4)	459
Total operating income		1,451	(4)	1,447
Operating expenses	(2)-(4)	706	27	733
Total operating profit before impairment losses on credit exposures and income tax expense		745	(31)	714
Impairment losses on credit exposures		34	—	34
Total operating profit before income tax expense		711	(31)	680
Income tax expense	(1), (2)-(6)	168	(8)	160
Net profit from continuing activities		543	(23)	520
Net profit from discontinued operations		(2)	7	5
Net profit attributable to shareholder of Bank of New Zealand	(4)	541	(16)	525

Reconciliation of balance sheet and equity between previous NZ GAAP and NZ IFRS

		Consolidated
		Previous
		NZ GAAP	Changes in	Effect of	NZ IFRS
		Audited	Accounting	Transition	Unaudited
Dollars in Millions	Notes	30/9/04	Policy	to NZ IFRS	1/10/04

Assets
Cash and balances with central banks		136	—	—	136
Due from other financial institutions		527	—	—	527
Trading securities	(10)	—	—	754	754
Other money market placements		585	—	—	585
Securities	(10)	1,598	—	(1,598)	—
Investments – available for sale	(10)	—	—	5	5
Investments – held to maturity	(10)	—	—	839	839
Loans and advances to customers		33,967	—	—	33,967
Derivative financial instruments	(17)	—	—	834	834
Amounts due from related entities		181	—	—	181
Property, plant and equipment	(7)	612	—	(43)	569
Current tax assets	(6)	—	—	3	3
Deferred tax assets	(2), (6)	131	3	—	134
Goodwill and other intangible assets	(3), (7)	—	—	112	112
Other assets	(1), (4), (7), (17)	1,573	—	(844)	729
Total assets		39,310	3	62	39,375

Financed by:
Liabilities
Due to central banks and other financial institutions		928	—	—	928
Other money market deposits	(16)	8,638	—	(244)	8,394
Trading liabilities	(18)	—	—	167	167
Deposits from customers	(16)	18,760	—	244	19,004
Derivative financial instruments	(17)	—	—	1,482	1,482
Bonds and notes		529	—	—	529
Amounts due to related entities	(2)	4,739	—	2	4,741
Deferred tax liabilities	(6)	86	—	20	106
Subordinated loans from related entities		905	—	—	905
Other liabilities	(17), (18)	2,261	9	(1,649)	621
Total liabilities		36,846	9	22	36,877

Shareholder’s equity
Contributed equity		1,451	—	—	1,451
Retained profits	(1), (2), (4), (6)	1,013	(6)	40	1,047
Total shareholder’s equity		2,464	(6)	40	2,498
Total liabilities and shareholder’s equity		39,310	3	62	39,375

		Consolidated
		Previous
		NZ GAAP	Changes in	Effect of	NZ IFRS
		Unaudited	Accounting	Transition	Unaudited
Dollars in Millions	Notes	30/6/05	Policy	to NZ IFRS	30/6/05

Assets
Cash and balances with central banks		139	—	57	196
Due from other financial institutions		449	—	(57)	392
Trading securities	(10)	—	—	1,584	1,584
Other money market placements		728	—	—	728
Securities	(10)	2,606	—	(2,606)	—
Investments – available for sale		—	—	—	—
Investments – held to maturity	(10)	—	—	1,022	1,022
Loans and advances to customers		36,582	—	—	36,582
Derivative financial instruments	(17)	—	—	855	855
Amounts due from related entities		179	—	—	179
Property, plant and equipment	(7)	606	—	(36)	570
Deferred tax assets	(2), (6)	122	3	—	125
Goodwill and other intangible assets	(3), (7)	—	—	105	105
Other assets	(1), (4), (7), (17)	1,497	—	(885)	612
Total assets		42,908	3	39	42,950

Financed by:
Liabilities
Due to central banks and other financial institutions		2,500	—	—	2,500
Other money market deposits	(16)	7,835	—	(289)	7,546
Trading liabilities	(18)	—	—	117	117
Deposits from customers	(16)	20,029	—	289	20,318
Derivative financial instruments	(17)	—	—	1,497	1,497
Bonds and notes		638	—	—	638
Amounts due to related entities	(2)	6,169	—	4	6,173
Current tax liabilities	(6)	15	—	(3)	12
Deferred tax liabilities	(6)	85	—	12	97
Subordinated loans from related entities		905	—	—	905
Other liabilities	(17), (18)	2,109	9	(1,614)	504
Total liabilities		40,285	9	13	40,307

Shareholder’s equity
Contributed equity		1,451	—	—	1,451
Reserves	(1)	—	—	(1)	(1)
Retained profits	(1), (2), (4), (6)	1,172	(6)	27	1,193
Total shareholder’s equity		2,623	(6)	26	2,643
Total liabilities and shareholder’s equity		42,908	3	39	42,950

		Consolidated
						Adoption of
						NZ IAS 39,
		Previous				NZ IAS 32 and
		NZ GAAP	Changes in	Effect of	NZ IFRS	NZ IFRS 4	NZ IFRS
		Audited	Accounting	Transition	Unaudited	Unaudited	Unaudited
Dollars in Millions	Notes	30/9/05	Policy	to NZ IFRS	30/9/05	1/10/05	1/10/05

Assets
Cash and balances with central banks		132	—	—	132	—	132
Due from other financial institutions	(9)	720	—	—	720	—	720
Trading securities	(10)	—	—	1,163	1,163	—	1,163
Other money market placements	(9)	615	—	—	615	—	615
Securities	(10)	2,235	—	(2,235)	—	—	—
Investments – available for sale	(8)	—	—	—	—	50	50
Investments – held to maturity	(10)	—	—	1,072	1,072	6	1,078
Loans and advances to customers	(9), (12), (15)	37,829	—	—	37,829	26	37,855
Derivative financial instruments	(17)	—	—	897	897	120	1,017
Amounts due from related entities		170	—	—	170	—	170
Property, plant and equipment	(7)	592	—	(38)	554	—	554
Deferred tax assets	(6), (9)	156	3	—	159	(26)	133
Goodwill and other intangible assets	(3), (7)	—	—	107	107	—	107
Other assets	(1), (4), (7), (8), (17)	1,493	—	(928)	565	(71)	494
Total assets		43,942	3	38	43,983	105	44,088

Financed by:
Liabilities
Due to central banks and other financial institutions	(9)	1,685	—	—	1,685	—	1,685
Other money market deposits	(9), (16)	8,384	—	(303)	8,081	(3)	8,078
Trading liabilities	(18)	—	—	245	245	—	245
Deposits from customers	(16)	20,382	—	303	20,685	—	20,685
Derivative financial instruments	(17)	—	—	1,321	1,321	13	1,334
Bonds and notes	(9)	583	—	—	583	—	583
Amounts due to related entities	(2)	7,108	—	6	7,114	—	7,114
Current tax liabilities	(6)	15	—	(3)	12	(1)	11
Deferred tax liabilities	(4)-(6)	52	—	11	63	14	77
Subordinated loans from related entities		905	—	—	905	—	905
Other liabilities	(9), (13), (14), (17), (18)	2,058	9	(1,566)	501	8	509
Total liabilities		41,172	9	14	41,195	31	41,226

Shareholder’s equity
Contributed equity		1,451	—	—	1,451	—	1,451
Reserves	(1), (5), (11)	—	—	2	2	(6)	(4)
Retained profits	(1), (2)-(6), (11)-(15), (17)	1,319	(6)	22	1,335	80	1,415
Total shareholder’s equity		2,770	(6)	24	2,788	74	2,862
Total liabilities and shareholder’s equity		43,942	3	38	43,983	105	44,088

The following adjustments were recognised on transition to NZ IFRS:

1       Foreign currency translation adjustment

Under previous NZ GAAP, the Banking Group treated its foreign operations as integrated operations and translated the balances under the temporal method whereby non-monetary assets were translated using the spot rate applicable on the dates the items were first recognised in the financial statements. Under NZ IFRS non-monetary assets are required to be translated using the spot rates which applied as at balance sheet date. The Banking Group has elected to set all foreign currency translation reserves to nil on transition.

2       Share based payments

NZ IFRS requires the Banking Group to recognise an expense in relation to all share based remuneration (including performance options, rights and shares issued to employees) determined with reference to the fair value of the equity instrument issued. Under previous NZ GAAP, the Banking Group did not recognise an expense for performance options, rights and shares issued to staff by its ultimate parent, National Australia Bank Limited. NZ IFRS requires that the fair value of performance options and performance rights at grant date be expensed over their expected vesting period on a straight line basis. Shares issued under the National Australia Bank Limited Group staff share scheme are recognised as an expense when issued, unless there are conditions attached, in which case the fair value is deferred and expensed over the expected vesting period on a straight line basis. The corresponding amount has been recognised within Amounts due to related entities.

3       Goodwill amortisation

Under previous NZ GAAP, goodwill was amortised over a period of between 10 and 20 years. Upon transition to NZ IFRS, goodwill is no longer being amortised. Instead goodwill is tested for impairment annually to ensure its carrying amount does not exceed its recoverable amount. The goodwill amortisation recognised under previous NZ GAAP for the comparative year has been reversed under NZ IFRS. The carrying value has been reclassified from Other assets into Goodwill and other intangible assets on the face of the balance sheet.

4       Defined benefit pension asset

Under previous NZ GAAP, the Banking Group did not recognise a defined benefit surplus on the balance sheet. NZ IAS 19 Employee Benefits requires that an asset or liability be recognised on the Banking Group’s balance sheet with any periodic movements in such surpluses to be reflected in the income statement. Actuarial gains and losses arising from actual experience are recognised directly in Retained profits. The initial adjustment to recognise the asset on the Banking Group’s balance sheet was to opening Retained profits based on valuations of the scheme as required under NZ IAS 19.

5       Asset revaluation reserve

Under previous NZ GAAP, the Banking Group carried all land and buildings at revalued amounts with revaluation increments and decrements for a class of asset offset against one another. Revaluation increments were credited to an asset revaluation reserve and revaluation decrements were charged to the revaluation reserve to the extent that they reversed previous revaluation increments. Any excess was recognised as an expense in the income statement. By contrast, NZ IFRS requires that revaluation increments and decrements are assessed on an asset by asset basis.

Upon transition to NZ IFRS, the Banking Group has elected to use NZ GAAP valuations as the deemed cost as permitted under NZ IFRS 1. The valuations were considered to be broadly comparable to their fair value as at 1 October 2004.

6       Tax effect adjustments

On transition to NZ IFRS, the Banking Group has adopted a balance sheet approach to determining deferred tax items. This approach is based upon a comparison of carrying amounts of assets and liabilities with their tax base thereby identifying a broader range of differences than those that arise under the current tax effect accounting standard. As a result of the adoption of NZ IFRS, the Banking Group has been required to recognise additional levels of deferred tax assets and liabilities.

7       Reclassification of intangible assets

On the balance sheet, application software has been reclassified from Property, plant and equipment to Goodwill and other intangible assets. Goodwill has been reclassified from Other assets to Goodwill and other intangible assets.

8       Reclassification of available for sale assets

NZ IAS 39 requires disclosure of available for sale assets on the face of the balance sheet. Certain investments previously carried at cost, less provisions for diminution, have been reclassified from Other assets and remeasured at fair value.

9       Designation of financial assets and liabilities at fair value through profit or loss

On application of NZ IAS 32 and NZ IAS 39, the Banking Group designated certain financial instruments at fair value through profit or loss. Further details of the remeasurements are disclosed on page 32.

10    Reclassification and remeasurement of securities

On 1 October 2004, the Banking Group reclassified Securities into Trading securities, Investments – available for sale or Investments – held to maturity on the face of the balance sheet. Under previous NZ GAAP, Investment securities were held at original cost adjusted for the amortisation of premiums, accretion of discounts to maturity and other than temporary diminutions in value. From 1 October 2005, Investments – held to maturity are initially recognised at fair value and subsequently recorded at amortised cost.

11    Cash flow hedge reserve

Upon application of NZ IAS 39, the Banking Group was required to defer fair value changes on hedging derivatives in a cash flow hedge in an equity reserve and transfer fair value movements to the income statement at the time the hedge risk affects profit or loss. Hedge ineffectiveness will be recognised in the income statement immediately.

12    Revenue recognition

On 1 October 2005, the Banking Group re-recognised fee revenue and costs which were incremental to the origination of loans, previously recorded in the income statement, with corresponding adjustments in Deferred tax liabilities and Retained profits.

13    Re-recognition of certain financial liabilities

As at 1 October 2005, the Banking Group re-recognised certain customer financial liabilities on the balance sheet that were released through the income statement under previous NZ GAAP.

14    Valuation of financial instruments using bid offer prices

On 1 October 2005, the Banking Group applied a bid offer adjustment to the fair value of financial instruments in a net open position. The offsetting adjustment was recorded in Retained profits.

15    Loan loss provisioning

Under previous NZ GAAP, the Banking Group adopted a statistical based provisioning methodology for calculating the general provision for doubtful debts. Under this methodology, the Banking Group estimated the level of losses inherent, but not specifically identified, in the credit portfolio.

On 1 October 2005, an adjustment was recorded in Loans and advances to customers and Retained profits to align the calculation methodology to a NZ IFRS compliant basis.

16    Reclassification of deposits

On the balance sheet, foreign currency deposits have been reclassified from Other money market deposits to Deposits from customers.

17    Derivative financial instruments

On 1 October 2004, unrealised gains and losses on derivative financial instruments recognised under previous NZ GAAP were reclassified on the balance sheet from Other assets and Other liabilities to Derivative financial instruments. As required by NZ IAS 39, on 1 October 2005, the Banking Group recognised all derivatives at fair value, regardless of whether the instrument was used in a hedging relationship or otherwise. Derivatives previously not recognised were recorded on the balance sheet through Retained profits.

18    Reclassification of trading liabilities

On 1 October 2004, the Banking Group reclassified short sales of securities from Other liabilities to Trading liabilities on the balance sheet.

Material adjustments to cash flow statement

The material differences between the cash flow statement presented under NZ IFRS and that presented under previous NZ GAAP for the nine months ended 30 June 2005 and the year ended 30 September 2005 were:

i)      Under previous NZ GAAP, the cash flows arising from movements in operating assets and liabilities were treated as investing or financing activities. Under NZ IFRS, these are now treated as operating activities as they relate to the main revenue producing activity of the Banking Group.

ii)     New lines have been added and certain reclassifications have been made to align with the new items presented in the income statement and the balance sheet.

Note 29 Subsequent Events

Commerce Commission

On 18 July 2006, the Bank reached a settlement with the Commerce Commission over the disclosure of currency conversion fees incurred by customers on overseas debit and credit card transactions, and online card payments made to international sites between January 2002 and December 2004.

Under the settlement, the Bank will provide compensation of $5 million plus interest (from 31 July 2006) to affected customers, both existing and previous, based on a pro rata portion of the currency conversion fees paid by that customer during the relevant period. The payments will be made by 31 October 2006 to existing customers and by 31 December 2006 to previous customers. In addition, as part of the settlement a fine of $550,000 has been incurred and the Commerce Commission’s costs of $80,000 plus GST have been agreed to by the Bank.

The compensation amount has not been provided for in the General Short Form Disclosure Statement for the nine months ended 30 June 2006.  This will be provided for in the current financial year ending 30 September 2006.

Sale of controlled entity

Subsequent to the balance sheet date, on 31 July 2006, the Banking Group sold one of its controlled entities, Custom Fleet (NZ) Limited.  Please refer to note 8 for further details.

Credit Ratings

Bank of New Zealand has the following credit ratings applicable to its long term senior unsecured obligations payable in New Zealand, in New Zealand dollars.

Rating Agency	Current Credit Rating	Outlook

Standard & Poor’s (Australia) Pty Limited	AA-	Stable

Moody’s Investor Services, Inc	Aa3	Stable

During the two-year period ended 30 June 2006, there were no changes made to the Standard & Poor’s credit rating.

The Moody’s Investor Services credit rating was first issued on 23 August 2005 and no changes were made to that rating during the period from that date through to 30 June 2006.

The following is a summary of the descriptions of the major ratings categories for each rating agency for the rating of long term senior unsecured obligations.

Standard & Poor’s	Moody’s Investor Service	Description of Grade

AAA	Aaa	Ability to repay principal and interest is extremely strong. This is the highest investment category.

AA	Aa	Very strong ability to repay principal and interest in a timely manner.

A	A	Strong ability to repay principal and interest although somewhat susceptible to adverse changes in economic, business or financial conditions.

BBB	Baa	Adequate ability to repay principal and interest. More vulnerable to adverse changes.

BB	Ba	Significant uncertainties exist which could affect the payment of principal and interest on a timely basis.

B	B	Greater vulnerability and therefore greater likelihood of default.

CCC	Caa	Likelihood of default considered high. Timely repayment of principal and interest is dependent on favourable financial conditions.

CC to C	Ca to C	Highest risk of default.

D	—	Obligations currently in default.

Credit ratings by Standard & Poor’s may be modified by the addition of a plus or minus sign to show relative standing with the major rating categories. Moody’s Investors Service apply numeric modifiers 1, 2 and 3 to show relative standing within the major rating categories with 1 indicating the higher end of that category and 3 indicating the lower end.

Conditions of Registration

The Conditions of Registration imposed on Bank of New Zealand by the Reserve Bank of New Zealand pursuant to section 74 of the Reserve Bank of New Zealand Act 1989 which were applicable as at the date of signing of this General Short Form Disclosure Statement are as follows:

Conditions of Registration as from 20 October 2005 – Bank of New Zealand

The registration of Bank of New Zealand (the “Bank”) as a Registered Bank is subject to the following conditions:

1.     That the Banking Group complies with the following requirements:

•      Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

•      Tier one capital of the Banking Group is not less than 4 percent of risk weighted exposures.

•      Capital of the Banking Group is not less than NZ $15 million.

For the purposes of this condition of registration, capital, tier one capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled “Capital Adequacy Framework” (BS2) dated March 2005.

2.      That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.      That the Banking Group’s insurance business is not greater than 1 percent of its total consolidated assets. For the purposes of this condition:

i)       Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

ii)      In measuring the size of the Banking Group’s insurance business:

a)      where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•       the total consolidated assets of the group headed by that entity;

•       or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

b)     otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

c)      the amounts measured in relation to parts (a) and (b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts (a) and (b) shall relate to on-balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

d)     where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.      That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Connected exposure limit
(percentage of the Banking
Credit rating	Group’s tier one capital)

AA / Aa2 and above	75

AA- / Aa3	70

A+ / A1	60

A / A2	40

A- / A3	30

BBB+ / Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s tier one capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled “Connected Exposure Policy” (BS8) dated March 2005.

5.      That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.      That the board of the Registered Bank contains at least two independent Directors. In this context an independent Director is a Director who is not an employee of the Registered Bank, and who is not a director, trustee or employee of any holding company of the Registered Bank, or any other entity capable of controlling or significantly influencing the Registered Bank.

7.      That the chairperson of the Bank’s board is not an employee of the Registered Bank.

8.      That the Bank’s constitution does not include any provision permitting a Director, when exercising powers or performing duties as a Director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.      That no appointment of any Director, Chief Executive Officer, or executive who reports or is accountable directly to the Chief Executive Officer, shall be made in respect of the Bank unless:

i)       the Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee; and

ii)      the Reserve Bank has advised that it has no objection to that appointment.

10.    That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

11.    That the Bank will not, without first obtaining the written approval of the Reserve Bank, revoke the constitution of BNZ International Funding Limited or alter the constitution of BNZ International Funding Limited if such alteration would delete or amend or negate the effect of clause 2.2 of the constitution.

For the purposes of these Conditions of Registration, the term “Banking Group” means the Bank of New Zealand’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

Directors’ Statement

The Directors of Bank of New Zealand state that each Director of the Bank believes, after due enquiry, that:

1.      as at the date on which the Short Form Disclosure Statement is signed:

a)      the Short Form Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2005; and

b)     the Short Form Disclosure Statement is not false or misleading; and

2.      during the nine months ended 30 June 2006:

a)      the Bank has complied with its Conditions of Registration applicable during that period;

b)     credit exposures to connected persons (refer to note 22 on page 23) were not contrary to the interests of the Banking Group; and

c)      the Bank had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This Short Form Disclosure Statement is dated at Auckland this 10th day of August 2006 and signed by Messrs. McDonald and Thodey as Directors and as responsible persons on behalf of all the other Directors.

T K McDonald
Chairman

P L Thodey
Managing Director

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

	Signature:	/s/Brendan T Case
Date: 22 August 2006	Name: Brendan T Case
Title: Company Secretary